FOR IMMEDIATE RELEASE	Exhibit 1 30 April 2020

WPP PLC

Annual Report and Accounts 2019 and Annual General Meeting 2020

The Company has today made available to shareholders the Annual Report and Accounts for the year ended 31 December 2019, Notice of Annual General Meeting 2020 and Form of Proxy. A copy of each document is available to view on WPP’s website www.wpp.com and via the website of the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The full Annual Report and Accounts can be viewed and downloaded here: https://www.wpp.com/investors/annual-report-2019.

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), certain additional information extracted in unedited full text from the Annual Report and Accounts is set out in the appendices to this announcement.

30 April 2020

Appendices

Appendix 1: Management report information

The strategic report to shareholders attached is extracted from pages 2 to 91 of the Annual Report and Accounts and includes an indication of important events that have occurred during the financial year and their impact on the financial statements and the principal risks and uncertainties affecting the Group as at 31 December 2019.

http://www.rns-pdf.londonstockexchange.com/rns/5384L_1-2020-4-30.pdf

Appendix 2: Financial Statements

The financial statements attached are extracted from pages 138 to 193 of the Annual Report and Accounts and include a responsibility statement on page 146.

http://www.rns-pdf.londonstockexchange.com/rns/5384L_2-2020-4-30.pdf

Contact:

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634

Chris Wade, WPP

+44(0) 20 7282 4600

END